JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

November 5, 2008

JOURNEY PROVIDES UPDATE ON
STATUS OF SILVERIA PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) provides the following update on the Silveria Project in Peru. Specifically, and further to a news release dated November 4, 2008 by Grenville Gold Corporation (“Grenville”), Journey has withheld funding of further exploration funds in respect of the Silveria joint venture as contemplated and in accordance with the option and joint venture agreement, as amended, between Journey and Grenville (the “Agreement”). Journey delivered written notice to Grenville on October 31, 2008 that it does not intend to fund further expenditures on the Silveria Project or issue additional common shares of Journey to Grenville as a result of certain material misrepresentations of Grenville which Journey believes amount to a fundamental breach of the Agreement.

Journey entered into the Agreement in reliance upon certain representations and warranties of Grenville therein, which based on ongoing due diligence, Journey has subsequently found to be false and materially misleading. In particular, Journey’s position is that Grenville misrepresented the status of and its ownership of certain mineral claims comprising the Silveria Property.

Journey has attempted to resolve such issues with Grenville on numerous occasions, including the proposal of an agreement on October 28, 2008, which would allow for an extended period of time in which Journey and Grenville together could explore and pursue potential alternatives for the Silveria Project. Journey believes that its proposed options could mitigate the scope of damages that Journey has suffered as a result of Grenville’s actions.

Journey intends to pursue a resolution with regard to the protection of its interest in the Silveria Project, which could include legal action being taken.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

The Company also recently entered into a joint venture agreement, whereby it has an exclusive option to acquire up to a 75% interest in the Silveria Property, which covers approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK)
BAL President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.